

August 6, 2013

Via E-mail
Tony Lauritzen
Chief Executive Officer
Dynagas LNG Partners LP
97 Poseidonos Avenue & 2 Foivos Street
Glyfada, 1667, Greece

> **Re:** **Dynagas LNG Partners LP**
> **Draft Registration Statement on Form F-1**
> **Submitted July 10, 2013**
> **CIK No. 0001578453**

Dear Mr. Lauritzen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please include a currently dated consent of the independent registered public accounting firm as an exhibit upon the filing of your Form F-1 registration statement.

Prospectus Cover Page

3. Please disclose the net proceeds to the selling unitholder.

4. Please confirm that you will limit the outside cover page to one page. Refer to Item 501(b) of Regulation S-K.

5. As you have included a summary risk factors section, please highlight that you are currently in breach of your restrictive covenants relating to your loan agreements and that your independent registered public accounting firm has expressed substantial doubt about your ability to continue as a going concern.

6. Please disclose the attendant risks of operating a business in an industry that has seen recent volatility.

Inside Cover Page Graphics

7. Please remove the words "[i]n November 2012, the *Ob River* was the first LNG carrier to complete an LNG shipment via the Northern Sea Route." Your graphics should be limited to your products or the services you provide and the text accompanying your graphics should only be used to the extent necessary to explain briefly the visuals in the presentation.

Prospectus Summary, page 1

8. Please disclose in one of the opening paragraphs of your prospectus summary that your independent registered public accounting firm has expressed substantial doubt about your ability to continue as a going concern.

Overview, page 1

9. We note that you describe your charters of three or more years as "long-term charters." However, on page 108, you disclose that, in your industry, charters of five to ten years are considered "short-term charters" and that charters of 20 years or longer are considered long-term charters. Please remove the characterization that your charters are "long-term charters" or advise.

Contract Backlog, page 2

10. Please remove the description of your contract backlog here as you have also provided this information on pages 73 and 112. Additionally, we do not believe that such disclosure is appropriate here without a robust discussion of your current and future expenses as well as your outstanding debt.

Rights to Purchase Optional Vessels, page 3

The Optional Vessels, page 3

11. Please remove the last sentence in the first paragraph of this section as you are not offering common units of your Sponsor in this offering.

12. Please clarify that you have not secured any financing to acquire the Optional Vessels even though you are a guarantor on two loans secured by four of the Optional Vessels. Also include a risk factor describing any challenges you may face obtaining funding to purchase the Optional Vessels and revise the Use of Proceeds section, as appropriate.

Our Sponsor and certain members of the Prokopiou Family, page 4

13. Please revise the first sentence in this section to state as a belief.

14. We note your disclosure that "one of your principal strengths is [your] relationship with [your] Sponsor, [your] Manager and certain members of the Prokopiou Family, which [provides you] with access to their long-standing relationships with major energy companies and shipbuilders." Please disclose that there is no guarantee that these relationships with major energy companies and shipbuilders will continue. In addition, please include a cross-reference to your Summary of Conflicts of Interest and Fiduciary Duties section on pages 11 and 135.

15. Please remove the second paragraph of this subsection from the summary section. We believe that this disclosure is more appropriate in your Management and Business sections. We also note that certain sections of your summary merely repeat disclosure located elsewhere in the prospectus. Please revise.

Positive Industry Fundamentals, page 4

16. Please balance your disclosure in this section regarding the growth of LNG demand by providing a brief summary of the causes for fluctuation of the growth and the reasons it has risen at a slower pace than previously predicted, including disclosure that in 2012 LNG trade decreased by 1.2%. Also remove the characterization throughout that demand for LNG shipping is experiencing "significant growth." Refer to pages 31, 32 and 96.

17. Please remove references to compound annual growth rate throughout the prospectus as the disclosure only indicates two snapshots in time.

18. We note that you describe the newbuilding orderbook as "limited." Please balance the disclosure by disclosing the market reasons for the recent limited orderbook.

Distinguishing Features and Strategies, page 5

19. Please balance your statement regarding the strong relationships that you have developed with shipping industry participants by disclosing that you were formed in May 2013. In this regard, please revise the first full sentence on page 6 which describes your "significant experience." Revise the prospectus accordingly.

20. Please tell us the basis for including the statement Ob River was the world's first LNG carrier to complete an LNG shipment via the Northern Sea Route. Alternatively, please remove marketing language from the prospectus.

Fleet, page 6

21. We note your disclosure in the first paragraph of this section on page 6 regarding the "attractive characteristics" of your Initial Fleet. However, it appears that your fleet has many characteristics that are standard within your industry. Please disclose here the percentage of LNG carriers that have the same or similar characteristics as your Initial Fleet or remove such description.

22. Please disclose the duration of your right to acquire any LNG carrier that your Sponsor owns and employs under a charter with an initial term of four or more years. In addition, please disclose whether you have secured financing that will allow you to purchase any of the Optional Vessels or any other LNG carrier from your Sponsor. If any of the net proceeds will be used to purchase the Optional Vessels, please disclose.

Commercial, page 6

23. We note your disclosure that you plan to acquire additional LNG carriers over the next few years in an effort to grow your cash for distributions. However, on page 23 you state that you "expect that a large portion of [your] cash flow from operations will be used to repay the principal and interest on [your] debt." Please disclose that the purchase of additional LNG carriers may prevent you from paying dividends because of restrictions by your debt covenants and the restrictions on your ability to service your debt. In addition, please disclose here that you are currently unable to pay dividends due to your lending agreements.

24. Please balance your disclosure regarding your multi-year chartering strategy by briefly discussing the volatility of charters between five to ten years or less. Refer to page 108.

25. We note your disclosure in the last paragraph on page 6 that your multi-year contracts should result in 100% of your calendar days being under charter coverage in 2013, 2014 and 2015 and your disclosure that you are expected to have revenue in excess of $323.1, assuming full utilization. Please balance this disclosure with a brief discussion of off-hire periods and the effect such periods will have on your revenues.

Financial, page 7

26. Please balance your disclosure regarding your $30 million revolving credit facility by disclosing your outstanding debt as of the most recent practicable date.

27. We note your disclosure in the first paragraph of this section that you intend to enter into negotiations with your lenders to amend your loans so that they will permit distributions to unitholders. Please clarify here that there is no guarantee that you will be successful in renegotiating your lending agreements and that you may be unable to pay distributions. In this regard, we note that you are currently in default under your loan agreements.

28. We note from the disclosure included in the second paragraph on page 7 that the loan facilities currently place restrictions on the payment of distributions to your unitholders. We further note from page 58 that you will be prohibited from making distributions to unitholders if an event of default exists. Given that you disclose on pages 82 and 85 in your MD&A section, that you plan to enter into negotiations with your lenders to amend your secured loan facilities and related covenants, as well as seek waivers for the defaults, please revise the notes to your financial statements and MD&A to more clearly disclose the nature and terms of the restrictions imposed on your ability to pay distributions. Include disclosure of the nature of the specific amendments you will seek with your lenders, including any waivers related to noncompliance with covenants. Furthermore, once such negotiations have been completed, please revise MD&A and the notes to the financial statements to disclose the newly negotiated and amended loan facilities including the nature of all relevant changes from the previous agreements. Your revised disclosure should specifically address the status of the current prohibition on paying distributions in the event of a default and how this restriction affects your ability to pay such distributions as required in your limited partnership agreement.

29. We note your disclosure that you are in breach of certain liquidity and restrictive covenants. Please quantify the liquidity requirements of your loans and your current liquidity level, as well as any other restrictive covenants that you have breached.

Our Corporate Structure, page 8

30. We note from page 7 that your Sponsor will be issued limited partnership units representing a 99.9% limited partner interest in Dynagas LNG Partners. We further note from page 15 that the Sponsor will own sufficient units upon completion of the offering to be able to prevent removal of the GP. As it appears as though the Sponsor will continue to be able to exert significant influence over your operations subsequent to the offering, please revise MD&A and the notes to your financial statements to disclose the existence of any control relationship or significant influence over your operations that currently exists and that will continue to exist following the completion of the offering. Refer to the disclosure requirements outlined in ASC 850-10-50.

Vessel Management, page 9

31. We note your disclosure on page 9 that "[t]hrough your manager, you will have a longer presence in LNG shipping than many other independent owners of LNG carriers currently in the industry." Please tell us your basis for such belief or remove. In addition, please revise your disclosure that "during that time [your] Manager has established a track record for efficient, safe and reliable operation of LNG carriers" to state as a belief.

32. We note your disclosure on page 10 that you pay your manager a commercial management fee equal to 1.25% of the gross charter hire, ballast bonus or other income from the employment of your vessels. Please provide a brief definition for the term "ballast bonus."

Implications of Being an Emerging Growth Company, page 10

33. Please revise the second paragraph of this section to include a brief discussion describing all of the ways you may cease to be an emerging growth company.

Summary Historical Consolidated Financial And Operating Data, page 17

34. We note that your disclosure on page 18 includes management uses of the non-GAAP measure "Adjusted EBITDA," and the reasons why you believe this measure is useful to users of your financial statements. However, based on the disclosures provided, we are unclear as to whether this non-GAAP measure is used by management primarily as a measure of operating performance or as a measure of liquidity, since you have provided reconciliations of this measure to both net income and net cash provided by operating activities. Please revise the disclosures on page 18 to clarify whether management uses this measure primarily as a measure of operating performance or as a measure of liquidity. Also, revise to include only a reconciliation of this measure to the most comparable GAAP financial measure (i.e., net income, if used as a measure of operating performance and net cash provided by operating activities if used as a liquidity measure). The reconciliations included on page 70 of the registration statement should be similarly revised.

Forward-Looking Statements, page 20

35. Many of the statements in your submission relate to present facts or conditions, rather than to historical facts or future events. In light of this, the first sentence of this section beginning, "Statements included in this prospectus which are not historical facts…," appears to be overly broad. Please narrow your statement accordingly or remove it.

Risk Factors, page 21

36. Please add a risk factor that addresses the limitations of bankruptcy laws in the Marshall Islands, such as delay of bankruptcy proceedings and the ability of unitholders and creditors to receive recovery after a bankruptcy proceeding. Alternatively, please tell us why such a risk factor is unnecessary.

Risks Related to Our Company, page 21

We currently derive all our revenue and cash flow from two charterers, page 21

37. We note that you currently derive all of your revenue from two charterers. Please file the respective charter agreements with your registration statement as these appear material to you.

We may be unable to comply with covenants in our credit facilities, page 23

38. Please revise the risk factor to quantify how you are in non-compliance so that investors can assess the risk.

"We are an "emerging growth company," page 31

39. We note that since you appear to qualify as an emerging growth company, as defined in the Jumpstart Our Business Startups Act, you "may" take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. In this regard, please revise to clearly state your election under Section 107(b) of the JOBS Act:

- If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

- If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), clarify your risk factor on page 31 explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Similar disclosures should also be provided in the Critical Accounting Policies section of MD&A.

The vessels we own or manage could be required by our charterer's instructions, page 38

40. You disclose on page 21 that in 2012 Gazprom accounted for 16% of your total revenue, in 2011 it accounted for 30% of your total revenue, and the loss of Gazprom could cause you to suffer losses or otherwise adversely affect your business. It appears from Gazprom's website and various news articles that Gazprom has an office in Iran; is engaged in activity at the South Pars gas development project in Iran; is party to an agreement with the National Iranian Oil Company; may have delivered gasoline to Iran; held talks with Iran to build an underground gas storage facility near Tehran; entered into joint ventures with Kuwait's Noor Financial Investment to explore for hydrocarbons in several countries including Syria; and holds a 30% interest in an exploration and development project in Cuba. We also note recent news articles reporting that institutional and individual investors divested their securities in Gazprom because of its activities in Iran. Iran, Syria and Cuba are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. In addition, National Iranian Oil Company is listed on the U.S. Department of Treasury's Specially Designated Nationals List. Please discuss the potential for reputational harm to your business from your significant business with Gazprom, as a result of Gazprom's activities in the referenced countries.

41. You disclose that institutional investors with policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified as state sponsors of terrorism may decide not to invest in, or to divest from, your common stock. It appears from this disclosure that you may enter into contracts with U.S.-designated state sponsors of terrorism.   Please clarify for us whether you anticipate entering into such contracts and, if so, tell us with which countries and describe for us the types of contracts.

42. Please tell us whether your charter parties/contracts contain prohibitions on your vessels calling on ports in U.S.-designated state sponsors of terrorism.

Risks Related to the Offering, page 40

Tax Risks, page 43

43. Please attribute the legal conclusions regarding your ability to qualify for exemption from tax under Section 883 of the United States Internal Revenue Code of 1986 and whether the U.S. tax authorities will treat you as a passive foreign investment company to counsel, and include counsel's consent as an exhibit to your registration statement.

Use of Proceeds, page 45

44. We note from your disclosure in the Use of Proceeds section on page 45, that a certain amount of the proceeds will be used to repay outstanding indebtedness. In light of the

fact that it appears from Note 7 to the financial statements that there are three credit facilities outstanding at December 31, 2012, please revise your disclosure in this section to clearly disclose the amount of proceeds that will be used to repay each of the three credit facilities. Your disclosure should include the interest rates and maturity dates specific to each facility. Additionally, your Capitalization table on page 46 should be revised to disclose the nature and amounts related to each credit facility as separate line items within the "debt" section of the table. We believe this presentation will be useful to clearly show the historical amounts outstanding for each credit facility and the amounts outstanding subsequent to this offering and application of net proceeds.

Capitalization, page 46

45. We note from your disclosure in MD&A on page 84, that in connection with the closing of this offering, your Sponsor will provide you with a $30 million revolving credit facility to be used for general corporate purposes, including working capital. Please revise your adjusted Capitalization table on page 46 to include this additional debt. Your notes to the capitalization table should include the nature and terms of this $30 million revolving credit facility.

46. We note from the top of the Capitalization section on page 46 that your Capitalization table has been presented on an "as adjusted" basis to give effect to the debt repayments of $21.7 million paid during the six month period ended June 30, 2013. Please disclose the nature of the specific credit facility or facilities that were repaid during this time period. Your disclosure in Note 14 to the financial statements should be similarly revised.

Dilution, page 47

47. Please disclose the effect, if any, of a $1.00 increase (decrease) in the public offering price per common unit on the adjusted net tangible book value.

Our Cash Distribution Policy and Restrictions on Distributions, page 48

Forecasted Results of Operations for the Twelve Months Ending September 30, 2014, page 50

48. We note that you present forecasted results of operations for the twelve months ended September 30, 2014. Please revise the forecasted information on pages 52 and 56 to also present the historical company information for the twelve month period ended September 30, 2013 in columns parallel to the forecasted information. Also, in light of the fact that it does not appear that the twelve month period ended September 30 will be your annual reporting period, please explain how the historical and forecasted amounts for the twelve month periods ended September 30, 2013 and 2014 were calculated or determined. For example: If estimated amount for total operating revenues, which is calculated using an estimated average expected daily hire rate, assumes a different daily rate for the quarter

ended December 31, 2013 than for the periods from January 1, 2014 through September 30, 2014, then those different rates and periods should be set forth in your disclosure.

49. We note your disclosure in the fourth paragraph of this section, that the forecast of your results of operations is a forward-looking statement and should be read together with your historical consolidated financial statements and your pro forma consolidated balance sheet. In light of the fact that it does not currently appear that you have included a pro forma balance sheet in your filing, please explain to us if you intend to include such a pro forma statement in your Form F-1. If not, please remove this disclosure.

Summary of Significant Forecast Assumptions, page 54

Total Operating Revenues, page 54

50. We note your disclosure that the total operating revenues forecast is based on estimated average expected daily hire rates multiplied by the total number of days your vessels are expected to be on-hire during the twelve months ending September 30, 2014. Please explain to us and disclose the assumptions used to estimate the average expected daily hire rates for each vessel. If these assumptions differ from historical amounts, please explain why.

Vessel Operating Expenses, page 54

51. We note your disclosure that the vessel operating expenses forecast takes into account increases in crewing and other labor related costs driven predominantly by an increase in demand for qualified and experienced officers and crew. Please tell us and disclose the amount of the increase (in percent or dollar amount) related to this expected increase in crewing and labor cost and explain your basis for determining the projected increase.

Voyage Expenses, page 54

52. We note your disclosure that your forecast does not assume any material voyage expenses. In light of the fact that for the year ended December 31, 2012, voyage expenses were 6% of operating income, please tell us and explain why you expect voyage expenses will decrease from historical amounts.

Management Fees and Expenses, page 54

53. We note your disclosure that forecasted management fees and expenses for the twelve months ending September 30, 2014 of approximately $2.8 million. Please disclose the dollar amount of the daily management fee used in your projection and if that amount differs from the historical fee, please explain how you determined or calculated the amount.

Interest Income, page 55

54. We note your disclosure that you have assumed that any cash surplus balance will be invested throughout the forecast period and will earn a certain % per year. Please disclose your basis for assuming the forecasted earnings percentage. Also, please explain to us and disclose the nature of any amounts considered cash surplus, including how you expect to generate cash surpluses in the future.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 72

55. We note from the discussion on pages 15 and 58, that following the completion of the offering, you will have common units outstanding that entitle the holders to distribution and voting rights. Please revise your discussion in MD&A to include a discussion of the voting rights and other privileges that will be associated with each class of units outstanding following completion of the transaction and offering.

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects, page 74

56. We note from the last bullet point on page 74 that your historical financial statements reflect allocated expenses that may not be indicative of future administrative costs. Since agreements with related parties such as your manager are by definition not at arms-length and may be changed at any time, please revise the notes to the financial statements and MD&A to provide, if practicable, management's estimate of what the expenses recognized by the company would have been on a standalone basis for each period presented had you operated as an unaffiliated entity. Refer to the guidance outlined in SAB Topic 1:B:1, Question 2.

Our Borrowing Activities, page 83

Loan Agreements, page 83

$30 Million Revolving Credit Facility with Dynagas Holding Inc., page 84

57. Please file your credit facility agreement with Dynagas Holding Inc. as an exhibit to your registration statement.

Covenants, page 84

58. Please clarify whether instances of non-compliance only relate to the financial covenants listed on pages 84-85.

Critical Accounting Policies and estimates, page 88

Vessel Lives and Impairment, page 89

59. We note your disclosure that you determine the fair value of your vessels based on your estimates and assumptions and by making use of available market data and taking into consideration third party valuations. We also note from your disclosure in Note 2 to the financial statements that the projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. Please explain to us and disclose how you estimate the daily time charter equivalent for the unfixed days (e.g. 10-year average historical charter rates). If you use historical shipping rates in your assumptions, due the fact that shipping rates are subject to significant volatility and have declined significantly from the high levels achieved during 2008, please consider revising to include a sensitivity analysis explaining how your impairment analysis for your vessels would be impacted in the event that you utilized the most recent five year, three year or one year historical average rates for purposes of estimating cash flows for unfixed days. We believe the disclosure of such information would allow investors to better understand how the company's future results of operations may be impacted in the event that daily time charter equivalent rates do not improve from their current levels in future periods.

60. Please consider expanding the Critical Accounting Policies section of MD&A to include a table summarizing your owned vessels that details by vessel, the date of acquisition, purchase price and carrying value at the balance sheet date. Also, please identify within this table those vessels whose estimated market values are less than their carrying values, if any. In this regard, for those vessels whose estimated market value is below their carrying value, please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, as of December 31, 2012, if you decided to sell all of such vessels. Also, in order to provide investors with additional information as to trends that could potentially impact your future results of operations, please include a comparative analysis of how the carrying values of your vessels compare to the fair market value of such vessels as of each balance sheet date presented in your financial statements. The disclosure accompanying the table should discuss the related accounting treatment of your vessels, and describe the circumstances under which you would be required to record an impairment loss for those vessels with a carrying value in excess of their estimated fair market values.

The International Liquefied National Gas (LNG) Shipping Industry, page 93

61. Please provide a brief definition of the term "non-OECD countries" on page 94.

International Trade in Natural Gas, page 96

62. Please include a footnote to the table on page 96 that defines "Bcm."

Business, page 11

63. Please include a description of the material effects of government regulations on your business and identify the regulatory body pursuant to Item 4.B.8 of Form 20-F. In this regard, we note that you have some disclosure regarding government regulations on pages 36 and 37 in your Risk Factors section.

64. Please include a discussion of the sources and availability of the consumables, spare parts and equipment necessary to operate, maintain, repair and upgrade your fleet of ships. In this regard, we note your disclosure on pages 34 and 35 that you rely, and will in the future rely, on such supplies. Alternatively, please tell us why such sources and the availability of such supplies are immaterial.

Management, page 124

65. Please disclose information regarding your employees, if any, pursuant to Item 6.D of Form 20-F.

Management of Dynagas LNG Partners LP, page 124

66. We note your disclosure on page 124 that upon the closing of this offering your board of directors will consist of five members appointed by your General Partner. Please advise as to whether the General Partner has selected the members and, if the General Partner has selected the members, please disclose and include any necessary consents as exhibits to your registration statement.

Directors and Senior Management, page 126

George Prokopiou, page 126

67. Please disclose what, if any, position Mr. Prokopiou currently has with Dynacom Tankers Management Ltd. and Sea Traders SA. If Mr. Prokopiou no longer has a position with these companies, please remove the disclosure regarding the size of these companies today and any related company awards or tell us why you believe this disclosure is relevant to a discussion of Mr. Prokopiou's principal business activities performed outside of your company.

68. Please remove the disclosure regarding companies related to the Prokopiou Family.

Executive Compensation, page 127

69. Please disclose the material terms of your equity compensation plan. In addition, please file the form of the employment agreements with your executive management and describe the material terms of these agreements.

Security Ownership of Certain Beneficial Owners and Management, page 128

70. Please disclose the information regarding the selling shareholder pursuant to Item 9.D of Form 20-F. In addition, please disclose that the selling shareholder may be deemed to be an underwriter with respect to the shares it is offering.

Certain Relationships and Related Party Transactions, page 129

Right of First Offer on LNG Carriers, page 132

71. Please briefly explain what constitutes a change of control under this agreement.

Description of Common Units, page 140

72. Please describe the incentive distribution rights here.

The Partnership Agreement, page 141

Applicable Law; Forum, Venue and Jurisdiction, page 143

73. We note your disclosure on page 143 regarding the choice of forum. Please include a risk factor to describe the risks to investors attendant to the exclusive forum provision in the Partnership Agreement.

No Unitholder Approval, page 145

74. Please briefly describe the mergers referenced in paragraph (10) of this section that do not require unitholder approval.

Service of Process and Enforcement of Civil Liabilities, page 163

75. On page 143 of your prospectus you indicate that your Partnership Agreement in part requires that (i) any claims, suits, actions or proceedings arising out of or relating to the Partnership Agreement, (ii) a claim of breach of fiduciary duty owed by any of your directors, officers or employees or your General Partner or owed by your General Partner to you or the limited partners or (iii) a claim arising out of any provision of the Partnership Act shall be exclusively brought in the Court of Chancery of the State of Delaware, unless otherwise provided for by Marshall Islands law. By purchasing a

common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, unless otherwise provided for by Marshall Islands law, in connection with any such claims, suits, actions or proceedings. You should discuss this submission to the jurisdiction of the Court of Chancery of the State of Delaware in this section.

Financial Statements, page F-1

Report of the Independent Registered Public Accounting Firm, page F-2

76. Please revise to remove the restrictive legend in the report of the independent registered public accounting firm prior to the planned effectiveness of the Form F-1 registration statement.

Notes to the Consolidated Financial Statements, page F-7

10. Partners' Equity, page F-19

77. Please revise the notes to the financial statements to disclose the nature of the voting rights that will be held by the parties that purchase common units in the planned public offering.

78. We note from your disclosure in Note 10 that in connection with this offering you will issue General Partner Units representing a 0.1% General Partner interest in the company to Dynagas GP, and all of the incentive distribution rights, which entitle the General Partner to increasing percentages of the cash the company distributes. Please revise the notes to the financial statements and your discussion in MD&A to include more details of the nature and terms of these incentive distribution rights, including any rights of transfer.

Part II: Information Not Required in the Prospectus, page II-1

Recent Sales of Unregistered Securities, page II-1

79. Please disclose the consideration you received for the issuances disclosed here.

Other

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Heather Clark at (202) 551-3624 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Gary J. Wolfe, Esq.
        Seward & Kissel LLP